 3|11|03

 03014044

SECURI_ _ _ _ _ _ _ _ _ _ _ MISSION
_ _ _ _ _ _, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 3 2003

SEC FILE NUMBER
8- 29446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CANTERBURY SECURITIES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

12989 JUPITER ROAD, SUITE 203
                    (No. and Street)

DALLAS   TEXAS   75238
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAYMOND E. JENNISON   (214) 349-6973
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCCAIN, BRENT N.
                  (Name – if individual, state last, first, middle name)

11325 PEGASUS STREET   DALLAS   TEXAS   75238
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __RAYMOND E. JENNISON_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FIRST CANTERBURY SECURITIES, INC._____, as
of __DECEMBER 31,_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

MANAGING PARTNER
_____
Title

2-28-03

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Canterbury Securities, Inc.

FINANCIAL STATEMENTS AND SCHEDULE

December 31, 2002

with

Independent Auditor's Report

<center>**Brent N. McCain**</center>
<center>Certified Public Accountant</center>

<center><u>Independent Auditor's Report</u></center>

Board of Directors
First Canterbury Securities, Inc.

I have audited the accompanying statement of financial condition of First Canterbury Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Canterbury Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brent N. McCain

Dallas, Texas
February 27, 2003

First Canterbury Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash in bank	$ 9,913
Cash in money market fund	1,247
Accounts receivable	10,750
Securities owned - Notes 1 and 2	
Marketable, at market value	301,242
Furniture and equipment, at cost, less accumulated	
depreciation of $48,387 - Notes 1 and 3	4,533
Total assets	$ 327,685

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 4,508
Accrued liabilities	1,072
Total liabilities	5,580
Advance from stockholder - Note 4	21,944
Commitments and contingencies - Notes 5 and 7	-
Stockholders' Equity - Note 6	
Common stock, no par value, 100,000 shares authorized,	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	52,682
Retained earnings	246,479
Total stockholders' equity	300,161
Total liabilities and stockholders' equity	$ 327,685

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2002

Revenues

Commissions	$ 171,527
Net dealer inventory gains (losses)	(75,013)
(Losses)Gains on sale of marketable securities	6,224
Interest and dividends	38,084
Total revenues	140,822

Expenses

Commissions	62,590
Communications	9,716
Occupancy costs	6,458
Taxes, other than income taxes	3,725
Other operating expenses	117,963
Total expenses	200,452
Net income	($ 59,630)
Net income per share	($ 59.63)

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2001	$ 1,000	$ 48,682	$311,109	$360,791
Stockholder contribution	-	4,000	-	4,000
Stockholder withdrawal	-	-	(5,000)	(5,000)
Net loss	-	-	(59,630)	(59,630)
Balances, December 31, 2001	$ 1,000	$ 52,682	$246,479	$300,161

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS TO OPERATING ACTIVITIES

Net excess of revenues over expenditures	($ 59,630)
Adjustment to reconcile to net cash provided by operating activities	
Depreciation	4,579
Capital gains	(6,224)
Proceeds from sale of securities	35,000
Marketable security adjustments	75,013
Dividend income reinvested	(38,075)
Changes in assets and liabilities	
Decrease in accounts receivable	50
Purchase of securities	(6,000)
Increase in accounts payable	1,151
Increase in accrued liabilities	64
Total adjustments	65,558
NET CASH FLOWS FROM OPERATING ACTIVITIES	5,928

CASH FLOWS FROM INVESTING ACTIVITIES

Withdrawal by shareholder	(5,000)
Advance from shareholder	2,000
Capital contribution	4,000
CASH FLOWS FROM INVESTING ACTIVITIES	1,000

CASH FLOWS TO FINANCING ACTIVITIES   -

NET DECREASE IN CASH AND CASH EQUIVALENTS	6,928
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,232
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 11,160

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest expense	$ -
Income tax	-
Total supplemental disclosures of cash flow information	$ -

The accompanying notes are an integral part of these financial statements

First Canterbury Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements include only the accounts of First Canterbury Securities, Inc. The Company is engaged primarily in brokerage and investment advisory business. The Company utilizes a regional securities firm for clearing its customer transactions.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair market value) is included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

The stockholders of the Company have elected to have the operations taxed at the stockholder level rather than at the corporate level. A provision of the Internal Revenue Code allows this election as an S Corporation for Federal income tax purposes. Accordingly, no provision for income taxes is provided. No deferred income taxes (benefits) are provided (recognized) for differences between financial and tax reporting purposes since all differences pass to the stockholders.

Cash and cash equivalents, for purposes of the statement of cash flows, are considered by the Company to be all highly liquid debt instruments purchased that are maturing within three months or less.

Depreciation for both financial and tax reporting purposes is provided for under a systematic charge to expense over the estimated useful lives of the various assets.

Note 2 - SECURITIES OWNED

Marketable securities owned at December 31, 2002 consisted of the following:

Security	Cost	Value	Deferred Gain (Loss)
Mutual Funds	$ 348,815	$ 291,325	($ 57,490)
Warrants	3,300	-	(3,300)
Corporate Stocks	13,437	9,917	(3,520)
Total	$ 365,552	$ 301,242	($ 64,310)

First Canterbury Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 3 - FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2002 consisted of the following:

Office furniture and equipment	$ 26,800
Automotive	23,884
Leasehold improvements	2,236
Total cost	52,920
Less accumulated depreciation	48,387
Net furniture and equipment	$ 4,533

Note 4 - Advance from stockholder

The stockholder has, from time to time, advanced funds to the Company for working capital needs.

Note 5 - COMMITMENTS AND CONTINGENCIES

The Company occupies office space in a facility owned by the stockholders. The lease, although informal, provides facilities competitive with those of unrelated parties.

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $239,692, which was $189,692 greater than the amount required. The Company's net capital ratio was .11 to 1.

Note 7 - SUBORDINATED LIABILITIES

The Company has not entered into any agreements for subordinated liabilities.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2002

Schedule I

First Canterbury Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

NET CAPITAL
Total stockholders' equity $ 300,161
Deduction for non-allowable assets
    None customer receivables   10,750
    Furniture and equipment - net   4,533
                                                                       15,283
        Net capital before haircuts on security positions   284,878

Haircuts on securities (computed, where applicable,
    pursuant to rule 15c-3-1(f)
        Other securities   45,186

            Net capital - Note 7 $ 239,692

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition
    Accounts payable $ 4,508
    Accrued liabilities   1,072
    Stockholder advances   21,944

                                                                  $ 27,524

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum of net capital required, larger of:
    6 2/3% of aggregate indebtedness, or $ 1,834

    As required under Rule 15c-3-1(a)(2) $ 50,000

    Excess net capital ($239,692 less $50,000) $ 189,692

    Excess net capital at 1000% ($239,692 less 10%
        of aggregate indebtedness of $2,753) $ 236,939

    Ratio: Aggregate indebtedness to net capital   .11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II
        of Form X-17A-5 as of December 31, 2001)
    Net capital, as reported in Company's Part II (Unaudited)
        FOCUS report $ 236,939

    Net capital, per above $ 236,939

First Canterbury Securities, Inc.
EXCEPTION TO RULE 15c-3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

The following schedules are not presented because the Company does not carry
security accounts for customers or perform custodial functions relating to
customer accounts and is therefore exempt from Rule 15c-3-3 under
(k)(2)(ii).

Schedule II - Computation for Determination of Reserve Requirements

Schedule III - Information Relating to Possession or Control Requirements

Schedule IV - Schedule of Segregation Requirements and Funds in Segregation
               for Customers' Regulated Commodity Futures Options Accounts

First Canterbury Securities, Inc.

Independent Auditor's Report on Internal Accounting

Control Required by SEC Rule 17a-5

Board of Directors
First Canterbury Securities, Inc.

In planning and performing my audit of the financial statements of First Canterbury Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
First Canterbury Securities, Inc.
Page 2

My consideration of the internal control structure would not necessarily
disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of
Certified Public Accountants. A material weakness is a condition in which
the design or operation of the specific internal control structure elements
does not reduce to a relatively low level the risks that errors or irregularities in amounts that would be material in relation to the financial
statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to
be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives
referred to in the second paragraph of this report are considered by the
Commission to be adequate for its purposes in accordance with the Securities
Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indi-
cate a material inadequacy for such purposes. Based on this understanding
and on my study, I believe that the Company's practices and procedures were
adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and
Exchange Commission, the National Association of Securities Dealers, Inc.
and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brent N. McCain

Dallas, Texas
February 27, 2003